Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM TO ACQUIRE
ADI ENGINEERING
 - Accretive Acquisition to Enhance Silicom’s Expertise in Intel-Based Products for SDN,
NFV, IoT, Cloud Computing & Virtualization Environments –

KFAR SAVA, Israel – September 30, 2015, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has entered into a definitive agreement to acquire ADI Engineering, a privately-held, US-based provider of high performance, high-quality, first-to-market Intel-based products targeted at the SDN, NFV, IoT, Cloud computing and Virtualization trends.

Under the terms of the agreement, Silicom will pay ADI’s stockholders $10 million in cash at closing, and an additional consideration subject to the attainment of certain future performance milestones. The transaction has been approved by the Boards of Directors of both companies and is subject to customary closing conditions. The transaction is expected to close in the fourth quarter of 2015. Silicom expects the acquisition to be accretive to earnings per share on a non-GAAP basis.

“We are excited to bring ADI’s capabilities into the Silicom portfolio, a strategic move that will enhance our technology, extend our product lines, expand our Total Addressable Market (TAM) and diversify our customer base,” commented Mr. Shaike Orbach, Silicom’s President and CEO.

“We intend to continue building out ADI’s existing profitable business while also incorporating its offering into Silicom’s portfolio for our existing customers. The acquisition will also enable us to address Cloud-related providers of CPE/branch office equipment, NFV edge products suppliers and more. In addition, we intend to work together with ADI’s talented development staff to create new products needed by Cloud, NFV and SDN players to keep up with the challenges presented by the rapid growth of data traffic.”

ADI’s products and core technologies are highly complementary with Silicom’s and do not compete with them. ADI focuses on the implementation of highly innovative networking, telecom, and embedded solutions using the latest Intel® technologies that enable new applications to be brought to market quickly.  In fact, since ADI frequently develops reference designs for upcoming Intel® technologies, ADI can leverage its deep technical expertise and early access into a time-to-market edge over the competition.

Steve Yates, ADI’s CEO and Founder, added, “We are excited to join our two teams together, a strategic step forward for us both. We believe the enhanced momentum of our larger group will accelerate our growth, creating value for our employees, shareholders and customers.”  After the acquisition, Mr. Yates will join Silicom as President of the ADI Engineering division.

Mr. Orbach concluded, “We believe this acquisition will strengthen our leadership position in the network appliances industry while expanding our technology and products for the fast-growing Cloud market.”

In carrying out the transaction, Yigal Arnon & Co acted as Silicom’s legal counsel.

 ##

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

About ADI Engineering
ADI Engineering is a leading provider of custom embedded, communications and networking products based on the latest Intel silicon. Driven by industry shifts toward SDN, NFV, IoT, cloud computing, and open source, ADI’s innovative products anticipate next-generation requirements and deliver the highest performance with targeted feature sets and low price points.

For more information about ADI Engineering, please visit: www.adiengineering.com

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com